FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of June 2007
                                  13 June 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Directorate Change released on
                13 June 2007



                       British Sky Broadcasting Group plc
                                (the "Company")

The Company announces that Nicholas Ferguson has been appointed Senior Independent Non-Executive Director with effect from 12 June 2007. Jacob Rothschild has relinquished this role having served as Senior Independent Non-Executive Director since 17 November 2003. Lord Rothschild will continue to serve on the Board as Deputy Chairman and as an Independent Non-Executive Director.

Enquiries:

Dave Gormley
Company Secretary
Tel: +44 (0) 870 240 3000

13 June 2007



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 13 June 2007                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary